Exhibit 99.2

Patagonia Gold Corp.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2022 and 2021

(All amounts in thousands of United States Dollars unless otherwise stated)

1

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited - in thousands of U.S. dollars)

	Note	March 31, 2022	December 31, 2021
Current assets
Cash	21	$608	$291
Receivables	11, 21	1,444	2,512
Inventories	5	3,967	3,759
Total current assets		6,019	6,562

Non-current assets
Mineral properties	6	15,664	16,112
Mining rights	8	17,337	17,145
Property, plant and equipment	10	12,024	12,475
Goodwill		4,009	4,009
Other financial assets	9, 21	13	15
Other receivables	12, 21	1,665	1,421
Total non-current assets		50,712	51,177
Total assets		$56,731	$57,739

Current liabilities
Bank indebtedness	13	$7,280	$6,706
Accounts payable and accrued liabilities	14, 19, 21	8,098	6,859
Accounts payable with related parties	14, 19, 21	230	208
Loan payable and current portion of long-term debt	15, 19, 21	466	517
Total current liabilities		16,074	14,290

Non-current liabilities
Long-term debt	16, 21	15,930	255
Long-term debt with related parties	16, 19, 21	-	15,507
Reclamation and remediation obligations	7	6,237	6,188
Deferred tax liabilities		3,942	3,795
Other long-term payables		7	8
Total non-current liabilities		26,116	25,753
Total liabilities		42,190	40,043

Shareholders’ equity
Capital stock	18	11,244	11,244
Contributed surplus		189,767	189,677
Accumulated deficit		(204,790)	(201,710)
Accumulated other comprehensive income		19,775	19,877
Total shareholders’ equity attributable to the parent		15,996	19,088
Non-controlling interest		(1,455)	(1,392)
Total shareholders’ equity		14,541	17,696
Total liabilities and shareholders’ equity		$56,731	$57,739

Going concern (note 3)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

2

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the Three Months Ended March 31, 2022 and 2021 (Unaudited - in thousands of U.S. dollars)

	Note	2022	2021

Revenue		$4,185	$5,747
Cost of sales	5	(3,968)	(3,472)
Gross profit		217	2,275

Operating expenses:
Exploration expenses		(1,937)	(775)
Repair and maintenance		(170)	(222)
Administrative expenses	20	(1,719)	(1,361)
Share-based payments expense	18	(90)	(90)
Interest expense		(658)	(300)
Total operating expense:		(4,574)	(2,748)

Other income/(expenses)
Interest income		95	55
Gain/(loss) on foreign exchange		718	(464)
Accretion expense	7	(47)	(5)
Other income	22	783	-
Total other income/(expenses)		1,549	(414)
Net loss – before income taxes		(2,808)	(887)

Income tax benefit (expense)		(335)	762
Net loss		$(3,143)	$(125)

Attributable to non-controlling interest		(63)	50
Attributable to equity share owners of the parent		(3,080)	(175)
		(3,143)	(125)
Other comprehensive income (loss) net of tax
Change in fair value of investment	9	(2)	2
Foreign currency translation adjustment		(100)	607
Total other comprehensive income (loss)		(102)	609
Total comprehensive income (loss)		$(3,245)	$484

Weighted average number of common shares outstanding – basic and diluted	17	466,566,441	387,590,011

Net loss per share – basic and diluted	17	$(0.007)	$(0.000)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Changes in Equity For the Three Months Ended March 31, 2022 and 2021 (Unaudited - in thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non- controlling interest	Total

Balance - January 1, 2021	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405
Net loss	-	(175)	-	-	(175)	50	(125)
Other comprehensive income	-	-	609	-	609	-	609
Shares and warrants issued (note 18)	4,270	-	-	3,138	7,408	-	7,408
Share and warrant issuance costs (note 18)	(188)	-	-	(138)	(326)	-	(326)
Agent compensation options issued (note 18)	(138)	-	-	138	-	-	-
Share based payments (note 18)	-	-	-	90	90	-	90
Balance – March 31, 2021	11,264	(190,716)	20,353	189,405	30,306	(1,245)	29,061

Balance - January 1, 2022	11,244	(201,710)	19,877	189,677	19,088	(1,392)	17,696
Net loss	-	(3,080)	-	-	(3,080)	(63)	(3,143)
Other comprehensive loss	-	-	(102)	-	(102)	-	(102)
Share based payments (note 18)	-	-	-	90	90	-	90
Balance – March 31, 2022	11,244	(204,790)	19,775	189,767	15,996	(1,455)	14,541

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4

Patagonia Gold Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars)

	Note	2022	2021
Cash flow from operating activities
Net loss		$(3,143)	$(125)
Items not affecting cash
Depreciation of property, plant and equipment	10	338	573
Depletion of mineral properties	6	455	153
Amortization of mining rights	8	25	25
Share based payment expense	18	90	90
Provisions		2	259
Interest payable with related party		-	172
Interest payable		172	-
Write-down of inventory	5	149	-
Accretion expense	7	47	5
Deferred tax expense/(benefit)		335	(762)
		(1,530)	390
Net change in non-cash working capital items
(Increase)/decrease in receivables		824	(825)
(Increase)/decrease in inventory		(164)	279
(Increase)/decrease in other financial assets		-	(3)
Increase/(decrease) in accounts payable and accrued liabilities		1,051	728
Increase/(decrease) in accounts payable and accrued liabilities with related parties		22	22
Increase/(decrease) in provision		(1)	(20)
Increase/(decrease) in transaction taxes payable		-	(10)
		1,732	171
Net cash provided by operating activities		202	561

Cash flows from investing activities
Purchase of property, plant and equipment	10	(80)	(271)
Purchase of mineral property	6	(7)	(610)
Net cash used in investing activities		(87)	(881)

Cash flow from financing activities
Bank indebtedness (repayment)		574	(6,759)
Repayment of loans		(55)	(146)
Shares issued	18	-	7,408
Share and warrant issuance costs	18	-	(326)
Net cash provided by financing activities		519	177

Net increase (decrease) in cash		634	(143)
Effect of foreign exchange on cash		(317)	441
Cash, beginning of period		291	819
Cash, end of the period		$608	$1,117

Taxes paid		-	(10)
Interest paid		(422)	(98)
Supplemental non-cash information Change in value of investments	9	(2)	2

The accompanying notes form an integral part of these condensed interim consolidated financial statements

5

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

1. Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration for and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

2. Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and do not include all of the information required for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

Prior to the reverse acquisition, Patagonia Gold Limited prepared its December 31, 2018 annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). The Company prepared its interim financial statements for the three months ended March 31, 2020 in accordance with US GAAP. Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these condensed interim consolidated financial statements in accordance with IFRS as issued by IASB.

6

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 27, 2022.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.

Reclassification

Certain amounts in the prior period condensed interim consolidated statements of cash flows for the three months ended March 31, 2021 have been reclassified to conform with current period presentation.

For the three months ended March 31, 2021, the Company reclassified $172 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash provided by operating activities from $389 to $561 and decrease in cash provided by financing activities from $349 to $177.

These reclassifications did not have any effect on the reported results of operations.

3. Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the three months ended March 31, 2022, the Company had a net loss of $3,143 (2021 - $125). As at March 31, 2022, the Company has negative working capital of $10,055 (December 31, 2021 - $7,728) and had an accumulated deficit of $204,790 (December 31, 2021 - $201,710). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. However, there can be no assurance that the steps management is taking will be successful. The accompanying consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could have a material impact on the consolidated financial statements.

4. Significant accounting policies and critical accounting judgements and estimates

(a) Significant accounting policies

Except as noted below, these condensed interim consolidated financial statements follow the same accounting policies as the Company’s annual audited consolidated financial statements for the year ended December 31, 2021. For a complete list of accounting policies applied by the Company, see note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.

New accounting standards issued effective January 1, 2022

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company adopted the amendment effective January 1, 2022, which did not have any impact on the condensed interim consolidated financial statements.

7

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

●	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
●	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
●	Clarifying how lending conditions affect classification; and
●	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

(b) Critical accounting judgements and estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2021.

5. Inventories

	March 31, 2022	December 31, 2021
	$’000	$’000

Gold held on carbon	$1,681	$1,669
Materials and supplies	2,286	2,090
	$3,967	$3,759

During the three months ended March 31, 2022, the Company expensed $3,261 (2021 - $2,661) of inventories on the condensed interim consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2022, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $149 (2021 - $Nil) under cost of sales on the condensed interim consolidated statements of loss and comprehensive loss.

8

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

6. Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2021	$24,123	$6,459	$30,582
Additions	2,951	-	2,951
Balance - December 31, 2021	$27,074	$6,459	$33,533
Additions	7	-	7
Balance – March 31, 2022	$27,081	$6,459	$33,540

Depletion
Balance - January 1, 2021	$13,752	$908	$14,660
Change for the period	1,272	-	1,272
Impairment	1,489	-	1,489
Balance - December 31, 2021	$16,513	$908	$17,421
Charge for the period	455	-	455
Balance – March 31, 2022	$16,968	$908	$17,876

Net book value
December 31, 2021	$10,561	$5,551	$16,112
March 31, 2022	$10,113	$5,551	$15,664

Trilogy Mining Corporation

In January 2016, Patagonia Gold Limited (“PGL”) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGL owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties.

Cap-Oeste project

The Company completed the development of Cap-Oeste Project in September 2016, entered into production in the last quarter of that year. As a result of the experience gained at Lomada, no trial production period was required at Cap-Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap-Oeste. Given the expected lower production volumes, the Company made the decision to put Cap-Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap-Oeste has been identified. Residual production continued at Cap-Oeste and the Company continued to capitalize costs under inventories.

9

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250.

On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor. This newly approved law regarding mining zoning would have enabled the Company to advance the development of 101,151 ha of its mining concessions, including Mina Angela. However, on December 20, 2021, the Chubut Governor, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 and may be extended for an additional one-year term. The agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated new terms and conditions with Fomicruz for the exploration and exploitation of the La Josefina and La Valenciana properties and in December 2021, both parties entered into a new exploration agreement with an exploitation option for the following three projects: the La Josefina project, the La Valenciana project and a new and unexplored property, the Abril Project (the “Projects”).

10

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The Company also entered into a Net Smelter Royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Project, with the exception of the La Josefina project and the La Valenciana project, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the Projects during a 2-year period beginning once the environmental permits for the exploration development of the Projects are obtained.

Homenaje and Nico Projects

On April 15, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. A definitive option agreement was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants the Company an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (with the Vendors, which grants the Company a 100% undivided interest in and to Australis’ rights and interest in the Nico project located in Santa Cruz Province, Argentina.

Homenaje Project

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

●	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Nico Project

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

7. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the estimated fair value of that liability as an asset retirement obligation. As at March 31, 2022, the total amount of undiscounted cash flows required to settle the estimated obligation is $6,647 (December 31, 2021 - $6,366) which has been discounted using a weighted average risk-free rate of 2.31% (December 31, 2021 – 0.8%) and an inflation rate of 8.54% (December 31, 2021 – 7.04%).

11

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The following table describes the changes to the Company’s reclamation and remediation obligation liability:

	March 31, 2022	December 31, 2021
	$’000	$’000
Reclamation and remediation obligation - beginning of period	$6,188	$5,139
Change in estimate	2	983
Accretion expense	47	66
Reclamation and remediation obligation - end of period	$6,237	$6,188

The Company reassesses the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the three months ended March 31, 2022 and year ended December 31, 2021, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

8. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2021	$3,088	$14,107	$17,195
Amortization	(100)	-	(100)
Exchange differences	-	50	50
Balance - December 31, 2021	$2,988	$14,157	$17,145
Amortization	(25)	-	(25)
Exchange differences	-	217	217
Balance – March 31, 2022	$2,963	$14,374	$17,337

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these consolidated financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

12

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

9. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income (loss). As at March 31, 2022, the fair value of the short-term investments is $13 (2021 - $15).

10. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2021	$15,440	$1,979	$23,270	$1,039	$41,728
Additions	1	-	585	1,253	1,839
Disposals	-	-	(84)	-	(84)
Transfers	36	-	20	(56)	-
Balance – December 31, 2021	$15,477	$1,979	$23,791	$2,236	$43,483
Additions	-	-	59	21	80
Balance – March 31, 2022	$15,477	$1,979	$23,850	$2,257	$43,563

Accumulated depreciation
Balance – January 1, 2021	$13,402	$362	$14,731	$-	$28,495
Disposals	-	-	(83)	-	(83)
Depreciation for the period	281	161	2,154	-	2,596
Balance – December 31, 2021	$13,683	$523	$16,802	$-	$31,008
Depreciation for the period	74	40	417	-	531
Balance – March 31, 2022	$13,757	$563	$17,219	$-	$31,539

Net book value
December 31, 2021	$1,794	$1,456	$6,989	$2,236	$12,475
March 31, 2022	$1,720	$1,416	$6,631	$2,257	$12,024

11. Receivables

	March 31,	December 31,
	2022	2021
	$’000	$’000
Receivable from sales	$100	$112
Recoverable value added tax (“VAT”)	1,032	1,849
Other receivables	312	551
Total	$1,444	$2,512

13

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

12. Other receivables

	March 31,	December 31,
	2022	2021
	$’000	$’000
Recoverable value added tax (“VAT”)	$1,340	$1,019
Other receivables	325	402
Total	$1,665	$1,421

On October 14, 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these consolidated financial statements, the Meeting has not been held. During the year ended December 31, 2021, the Company recorded a write-down of $2,323 on the consolidated statements of loss and comprehensive loss for the recoverable costs from Fomicruz.

The remaining other receivables balance consists of tax receivables.

13. Bank indebtedness

	March 31,	December 31,
	2022	2021
	$’000	$’000
A credit facility with a limit of $6,600, maturity date of December 31, 2022 and interest rate of 1.5% plus base rate[1]	$4,333	$3,915

A credit facility with an Argentinian bank with a limit of $1,802 (200,000 Argentinian Peso), maturity date of May 31, 2022 and interest rate of 48%.	1,798	1,941

A credit facility with an Argentinian bank with a limit of $1,351 (150,000 Argentinian Peso), maturity date of June 10, 2022 and interest rate of 45%	699	850

A credit facility with an Argentinian bank with a limit of $450 (50,000 Argentinian Peso), maturity date of June 2, 2022 and interest rate of 49%	450	-
	$7,280	$6,706

1 - As at March 31, 2022, the interest rate was 1.72% (December 31, 2021 – 1.65%).

The lines of credit have no specific terms of repayment and the Company renews them every year.

14

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

14. Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
	$’000	$’000
Trade accounts payable and accrued liabilities	$5,373	$4,207
Income tax	154	50
Other accruals[1]	2,571	2,602
Accounts payable to related parties (note 19)	230	208
Total	$8,328	$7,067

1 – As at March 31, 2022, other accruals consists of taxes payable of $1,954 (December 31, 2021 - $1,993) and accrued salaries of $617 (December 31, 2021 - $609).

15. Loan payable, lease payable and current portion of long-term debt

	March 31,	December 31,
	2022	2021
	$’000	$’000
Current portion of long-term debt (note 19)	$461	$508
Leases payable	5	9
Total	$466	$517

16. Long-term debt

	March 31,	December 31,
	2022	2021
	$’000	$’000
Loan secured by a letter of guarantee from the Company, at 5% interest per annum, due December 31, 2023 (note 19)	$13,961	$13,961

Loan secured by assets of the Company, at 5.75% interest per annum, due June 25, 2022	100	207

Loan secured by assets of the Company at 9% interest per annum, due January 31, 2024	612	556

Accrued interest on debt	1,718	1,546
	$16,391	$16,270
Less current portion	(461)	(508)
	$15,930	$15,762

Principal payments on long-term debts are due as followed:

Year ending December 31,
2022	385
2023	15,981
2024	25

15

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

17. Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive items outstanding for the period as the Company had a net loss and the effect of any stock options or warrants would be anti-dilutive.

The net loss per share is as follows:

	March 31,	March 31,
	2022	2021
Net loss ($’000)	$(3,143)	$(125)
Weighted average number of common shares outstanding – basic and diluted	466,566,441	387,590,011
Net loss per share – basic and diluted	$(0.007)	$(0.000)

18. Capital stock

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	shares outstanding	$’000
Balance at January 1, 2021	363,030,378	$7,320
Shares issued in private placement	104,086,063	4,270
Share issuance costs	-	(326)
Share repurchased	(550,000)	(20)
Balance at December 31, 2021 and March 31, 2022	466,566,441	$11,244

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at March 31, 2022 and December 31, 2021, there were no preferred shares issued by the Company.

Private placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7,408 (CAD $9,368) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. Of the total gross proceeds of $7,408, $4,270 was allocated to common shares and $3,138 was allocated to warrants based on the relative fair value method using the share price at the time of the issuance and the Black-Scholes option pricing model.

In connection with the private placement, the Company incurred cash commissions and expenses of $326, of which $188 was allocated to common shares and $138 was allocated to warrants. The Company also issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138 using the Black-Scholes option pricing model.

A director of the Company participated in the private placement and subscribed for a total of 57,777,777 units for gross proceeds of $4,112.

16

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Normal Course Issuer Bid

On October 26, 2021, the Company announced that it has received approval from the TSXV of its Notice of Intention to Make a NCIB. Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares (the “Shares”) (representing approximately 2% of its 467,116,441 issued and outstanding common shares as of October 26, 2021 over a twelve (12) month period commencing on October 26, 2021.

During the year ended December 31, 2021, the Company repurchased 550,000 common shares under the NCIB for $20.

During the three months ended March 31, 2022, the Company did not repurchase any shares under the NCIB.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the consolidated statements of loss and comprehensive income (loss) with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Three months ended March 31, 2022		Year ended December 31, 2021
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of period	17,250,000	$0.118	17,250,000	$0.118
Granted	-	-	-	-
Balance, end of period	17,250,000	$0.118	17,250,000	$0.118

As at March 31, 2022, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	2.49	September 25, 2024
$0.160	3,200,000	6,400,000	9,600,000	3.37	August 13, 2025
	10,850,000	6,400,000	17,250,000	2.98

During the three months ended March 31, 2022, the Company recognized share-based payments expense of $90 (2021 - $90).

Agent compensation options

	Three months ended March 31, 2022		Year ended December 31, 2021
	Number of Agent compensation options	Weighted Average Price (CAD)	Number of Agent compensation options	Weighted Average Price (CAD)
Balance, beginning of period	2,509,586	$0.09	-	$-
Issued	-	-	2,509,586	0.09
Balance, end of period	2,509,586	$0.09	2,509,586	$0.09

17

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

In connection with the private placement on March 10, 2021, the Company issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per Agent compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138. The fair value of the Agent compensation options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Unit price	CAD $ 0.09

As at March 31, 2022, the following Agent compensation options were outstanding:

Exercise price (CAD)	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.09	2,509,586	1.95	March 10, 2024

Warrants

	Three months ended March 31, 2022		Year ended December 31, 2021
	Number of warrants	Weighted Average Price (CAD)	Number of warrants	Weighted Average Price (CAD)
Balance, beginning of period	104,086,063	$0.13	-	$-
Issued	-	-	104,086,063	0.13
Balance, end of period	104,086,063	$0.13	104,086,063	$0.13

In connection with the March 10, 2021 private placement, the Company issued 104,086,063 common share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the warrants on grant date was estimated to be $5,441. The fair value of the warrants was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Stock price	CAD $ 0.09

As at March 31, 2022, the following warrants were outstanding:

Exercise price (CAD)	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.13	104,086,063	1.95	March 10, 2024

18

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

19. Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt (note 16)
		Three months ended March 31,				As at March 31, 2022 and December 31, 2021
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a director	2022	16	-	-	-	182	-
- admin, office, and interest expenses	2021	188	-	-	-	166	15,507
Directors - salaries and wages	2022	143	-	137	-	48	-
	2021	112	-	106	-	42	-

As at March 31, 2022, the Company has $230 (December 31, 2021 - $208) in accounts payable owing to related parties which relate primarily to directors’ fees and office rent.

20. Administrative expenses

	Three Months Ended March 31,
	2022	2021
	$’000	$’000
General and administrative	$680	$725
Argentina statutory taxes	209	196
Professional fees	90	98
Operating leases	15	16
Directors’ remuneration	52	55
Depreciation of property, plant and equipment	531	714
Depreciation allocated to inventory	(383)	(645)
Depletion of mineral properties	455	153
Amortization of mining rights	25	25
Consulting fees	8	14
Transaction taxes expense	37	10
Total	$1,719	$1,361

19

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

21. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

●	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As at March 31, 2022, there were no changes in the levels in comparison to December 31, 2021. The fair values of financial instruments are summarized as follows:

	March 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets

Amortized cost
Cash	608	608	291	291
Receivables and other receivable ¹	737	737	1,065	1,065

Fair value through other comprehensive income
Other financial assets (Level 1)	13	13	15	15

Financial liabilities

Amortized cost
Bank indebtedness	7,280	7,280	6,706	6,706
Accounts payable and accrued liabilities	8,328	8,328	7,067	7,067
Loan payable and current portion of long-term debt	466	466	517	517
Long-term debt	15,930	15,930	15,762	15,762

¹ Amounts exclude value added tax (“VAT”) recoverable of $1,032 and $2,868 as March 31, 2022 and December 31, 2021.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

20

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at March 31, 2022, the Company had total cash balances of $608 (December 31, 2021 - $291) at financial institutions, where $Nil (December 31, 2021 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at March 31, 2022, the Company had current assets of $6,019 (December 31, 2021 - $6,562) to settle current liabilities of $16,074 (December 31, 2021 - $14,290).

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at March 31, 2022 and December 31, 2021, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

22. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the consolidated statements of loss and comprehensive income (loss). During the three months ended March 31, 2022, the Company recognized a gain of $783 (2021 – $Nil)

23. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

21

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities is summarized as follows:

For the three months ended March 31, 2022

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,803	$2,382	$-	$-	$-	$-	$-	$4,185
Cost of sales	(2,322)	(1,646)	-	-	-	-	-	(3,968)
Gross profit (loss)	$(519)	$736	$-	$-	$-	$-	$-	$217
Operating expense
Exploration expense	$-	$-	$(331)	$(118)	$(1,488)	$-	$-	$(1,937)
Repair and maintenance	-	-	-	(170)	-	-	-	(170)
Administrative expenses	(389)	(66)	(53)	-	(838)	-	(200)	(1,546)
Depreciation expense	-	-	(6)	-	(142)	(25)	-	(173)
Share-based payments	-	-	-	-	-	-	(90)	(90)
Interest expense	-	-	(12)	-	(455)	(111)	(80)	(658)
Total operating expense	$(389)	$(66)	$(402)	$(288)	$(2,923)	$(136)	$(370)	$(4,574)
Other income/(expense)
Interest income	$-	$-	$2	$-	$93	$-	$-	$95
Gain/(loss) on foreign exchange	-	-	(43)	-	420	238	103	718
Accretion expense	(24)	(5)	-	(18)	-	-	-	(47)
Other expenses	-	-	783	-	-	-	-	783
Total other income/(expense)	$(24)	$(5)	$742	$(18)	$513	$238	$103	$1,549
Income/(loss) – before income tax	$(932)	$665	$340	$(306)	$(2,410)	$102	$(267)	$(2,808)
Income tax/(benefit)	-	-	(261)	17	(91)	-	-	(335)
Net income/(loss)	$(932)	$665	$79	$(289)	$(2,501)	$102	$(267)	$(3,143)

22

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

For the three months ended March 31, 2021

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,159	$4,588	$-	$-	$-	$-	$-	$5,747
Cost of sales	(1,288)	(2,184)	-	-	-	-	-	(3,472)
Gross profit (loss)	$(129)	$2,404	$-	$-	$-	$-	$-	$2,275

Operating expense
Exploration expense	$-	$-	$(429)	$(25)	$(321)	$-	$-	$(775)
Repair and maintenance	-	-	-	(222)	-	-	-	(222)
Administrative expenses	(76)	(77)	(39)	-	(730)	(109)	(236)	(1,267)
Depreciation expense	-	-	(5)	-	(64)	(25)	-	(94)
Share-based payments	-	-	-	-	-	-	(90)	(90)
Interest expense	-	-	-	-	(100)	(125)	(75)	(300)
Total operating expense	$(76)	$(77)	$(473)	$(247)	$(1,215)	$(259)	$(401)	$(2,748)

Other income/(expense)
Interest income	$-	$-	$-	$-	$55	$-	$-	$55
Gain/(loss) on foreign exchange	-	-	(3)	-	(399)	(99)	37	(464)
Accretion expense	(2)	(2)	-	(1)	-	-	-	(5)
Other expenses	-	-	-	-	-	-	-	-
Total other income/(expense)	$(2)	$(2)	$(3)	$(1)	$(344)	$(99)	$37	$(414)

Income/(loss) – before income tax	$(207)	$2,325	$(476)	$(248)	$(1,559)	$(358)	$(364)	$(887)
Income tax/(benefit)	-	-	-	-	762	-	-	762
Net income/(loss)	$(207)	$2,325	$(476)	$(248)	$(797)	$(358)	$(364)	$(125)

23

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

	Total Assets		Total liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	$’000	$’000	$’000	$’000
Argentina – Cap-Oeste	$12,607	$12,263	$2,053	$2,080
Argentina – Lomada	6,542	7,038	5,195	4,899
Argentina – Calcatreu	16,086	15,977	958	1,019
Argentina – Martha & La Josefina	11,685	12,086	5,144	4,994
Argentina and Chile	5,628	6,139	8,638	7,439
United Kingdom	82	138	11,979	11,869
North America	4,101	4,098	8,223	7,743
Total	$56,731	$57,739	$42,190	$40,043

24. Capital Management

The Company’s capital management objectives are:

• to ensure the Company’s ability to continue as a going concern;

• to fund projects from raising capital from equity placements rather than long-term borrowings;

• to increase the value of the assets of the business; and

• to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any externally imposed capital requirements.

The Company’s capital as at March 31, 2022 and December 31, 2021 is as follows:

	March 31,	December 31,
	2022	2021
	$’000	$’000
Bank indebtedness	$7,280	$6,706
Loan payable and current portion of long-term debt	466	517
Long-term debt	15,930	255
Long-term debt with related parties	-	15,507
Shareholders’ equity attributable to the parent	15,996	19,088
Total	$39,672	$42,073

24

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

25. COVID-19

On March 11 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these consolidated financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19’s impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

25